Appendix 3Y Change of Director’s Interest Notice + See chapter 19 for defined terms. 01/01/2011 Appendix 3Y Page 1 Rule 3.19A.2 Appendix 3Y Change of Director’s Interest Notice Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public. Introduced 30/09/01 Amended 01/01/11 Name of entity Mesoblast Limited ABN 68 109 431 870 We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act. Name of Director Dr Silviu Itescu Date of last notice 8 April 2025 Part 1 - Change of director’s relevant interests in securities In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part. Direct or indirect interest Direct Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest. Date of change 17 March 2026 No. of securities held prior to change 78,958,928 ordinary shares, held as follows: • Direct: 67,756,838 ordinary shares; and • Indirect: 11,202,090 ordinary shares 16,449,558 options Class Options Number acquired 2,025,600 options Number disposed Not applicable Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation Nil Exhibit 99.1

Appendix 3Y Change of Director’s Interest Notice + See chapter 19 for defined terms. Appendix 3Y Page 2 01/01/2011 No. of securities held after change 78,958,928 ordinary shares, held as follows: • Direct: 67,756,838 ordinary shares; and • Indirect: 11,202,090 ordinary shares 18,475,158 options Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back Issue of options with approval by shareholders at the 2025 AGM Part 2 – Change of director’s interests in contracts Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part. Detail of contract Not applicable Nature of interest Not applicable Name of registered holder (if issued securities) Not applicable Date of change Not applicable No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed Not applicable Interest acquired Not applicable Interest disposed Not applicable Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation Not applicable Interest after change Not applicable Part 3 – +Closed period Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required? No If so, was prior written clearance provided to allow the trade to proceed during this period? Not applicable

Appendix 3Y Change of Director’s Interest Notice + See chapter 19 for defined terms. 01/01/2011 Appendix 3Y Page 3 If prior written clearance was provided, on what date was this provided? Not applicable

Appendix 3Y Change of Director’s Interest Notice + See chapter 19 for defined terms. 01/01/2011 Appendix 3Y Page 1 Rule 3.19A.2 Appendix 3Y Change of Director’s Interest Notice Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public. Introduced 30/09/01 Amended 01/01/11 Name of entity Mesoblast Limited ABN 68 109 431 870 We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act. Name of Director Dr Eric Rose Date of last notice 13 January 2026 Part 1 - Change of director’s relevant interests in securities In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part. Direct or indirect interest Direct Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest. Date of change 18 March 2026 No. of securities held prior to change 6,749,274 ordinary shares (including 71,472 ADS) 5,593,451 options Class Options Number acquired 820,000 options Number disposed Not applicable Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation Nil No. of securities held after change 6,749,274 ordinary shares (including 71,472 ADS) 6,413,451 options

Appendix 3Y Change of Director’s Interest Notice + See chapter 19 for defined terms. Appendix 3Y Page 2 01/01/2011 Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back Issue of options with approval by shareholders at the 2025 AGM Part 2 – Change of director’s interests in contracts Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part. Detail of contract Not applicable Nature of interest Not applicable Name of registered holder (if issued securities) Not applicable Date of change Not applicable No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed Not applicable Interest acquired Not applicable Interest disposed Not applicable Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation Not applicable Interest after change Not applicable Part 3 – +Closed period Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required? No If so, was prior written clearance provided to allow the trade to proceed during this period? Not applicable If prior written clearance was provided, on what date was this provided? Not applicable

Rule 3.19A.2 Appendix 3Y Change of Director’s Interest Notice Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public. Introduced 30/09/01 Amended 01/01/11 Name of entity MESOBLAST LIMITED ABN 68 109 431 870 We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act. Name of Director Gregory George Date of last notice 12 March 2026 Part 1 - Change of director’s relevant interests in securities In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part. Direct or indirect interest Direct and indirect Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest. JP Morgan Nominees Australia Pty Limited (Interest in ordinary shares held in the form of American Depositary Shares (“ADS”) held by custodian JP Morgan Nominees Australia Pty Limited.) Each ADS represents a beneficial interest in 10 ordinary shares. Certain shares and ADSs held by G to the Fourth Investments, LLC (“G4”) which is controlled by Gregory George. Certain ADSs held by James George and Grant George, who have given power of attorney to Gregory George in respect of those ADSs. Date of change 16 March 2026 No. of securities held prior to change Direct 5 ordinary shares 12,829,328 ADSs. 200,000 warrants convertible into ADS. 1,600,000 warrants to acquire ordinary shares (or the applicable number of ADS at the holder’s election). Indirect 5,644,192 ordinary shares. 14,415,410 ADS. 6,830,602 warrants to acquire ordinary shares

Appendix 3Y Change of Director’s Interest Notice + See chapter 19 for defined terms. 01/01/2011 Appendix 3Y Page 2 3464-3366-6889, v. 1 Class See above Number acquired 200,000 options to acquire ordinary shares Number disposed Nil Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation Nil No. of securities held after change Direct 5 ordinary shares 12,829,328 ADSs. 200,000 warrants convertible into ADS. 1,600,000 warrants to acquire ordinary shares (or the applicable number of ADS at the holder’s election) 200,000 options to acquire ordinary shares Indirect 5,644,192 ordinary shares 14,415,410 ADS 6,830,602 warrants to acquire ordinary shares Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back Options issued in accordance with the Company’s Employee Share Option Plan and approved at the Company’s 2025 AGM. Part 2 – Change of director’s interests in contracts Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part. Detail of contract N/A Nature of interest Name of registered holder (if issued securities) Date of change No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed Interest acquired Interest disposed

Appendix 3Y Change of Director’s Interest Notice + See chapter 19 for defined terms. 01/01/2011 Appendix 3Y Page 3 3464-3366-6889, v. 1 Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation Interest after change Part 3 – +Closed period Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required? No If so, was prior written clearance provided to allow the trade to proceed during this period? If prior written clearance was provided, on what date was this provided?

Appendix 3Y Change of Director’s Interest Notice + See chapter 19 for defined terms. 01/01/2011 Appendix 3Y Page 1 Rule 3.19A.2 Appendix 3Y Change of Director’s Interest Notice Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public. Introduced 30/09/01 Amended 01/01/11 Name of entity Mesoblast Limited ABN 68 109 431 870 We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act. Name of Director Lyn Cobley Date of last notice 12 January 2026 Part 1 - Change of director’s relevant interests in securities In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part. Direct or indirect interest Direct Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest. Date of change 18 March 2026 No. of securities held prior to change 30,000 ordinary shares, held directly 33,000 ordinary shares, held indirectly Class Options Number acquired 200,000 options Number disposed Not applicable Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation Nil No. of securities held after change Direct 30,000 ordinary shares 200,000 options Indirect 33,000 ordinary shares

Appendix 3Y Change of Director’s Interest Notice + See chapter 19 for defined terms. Appendix 3Y Page 2 01/01/2011 Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back Issue of options with approval by shareholders at the 2025 AGM Part 2 – Change of director’s interests in contracts Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part. Detail of contract Not applicable Nature of interest Not applicable Name of registered holder (if issued securities) Not applicable Date of change Not applicable No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed Not applicable Interest acquired Not applicable Interest disposed Not applicable Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation Not applicable Interest after change Not applicable Part 3 – +Closed period Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required? No If so, was prior written clearance provided to allow the trade to proceed during this period? Not applicable If prior written clearance was provided, on what date was this provided? Not applicable